FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4R(1)(a) and (c) GlaxoSmithKline plc ('GSK') was advised on 25 September 2014 of a change in the interests of the following Person Discharging Managerial Responsibility ('PDMR') and Connected Persons,
in the Ordinary Shares and American Depositary Shares ("ADS")of GSK, as a result of awards made under the GlaxoSmithKline 2009 Share Value Plan on24 September 2014:

Director/PDMR	Connected Person	Ordinary Shares	ADSs
Mrs V A Whyte		10,050
Mr P Thomson	Mrs K Thomson	2,215
Dr M Slaoui*	Dr K Slaoui		2,300
* Denotes an Executive Director

The closing middle market price of an Ordinary Share on 24 September 2014 was £14.285 and the closing middle market price of an ADS was $47.030.

V A Whyte
Company Secretary

25 September 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 25, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc